Actions Semiconductor Announces CFO Transition

ZHUHAI, China, August 9, 2011-- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced that Mr. Nigel Liu has been promoted to Chief Financial Officer, effective September 1, 2011.  Mr. Liu will replace Ms. Patricia Chou, who has resigned as Chief Financial Officer, effective August 31, 2011 to pursue another career opportunity.  Ms.  Chou will remain an advisor to the company following her departure.  Mr. Liu currently serves as Internal Audit Director and Secretary to the Board of Directors of Actions Semiconductor.

Mr. Liu has over 13 years of accounting and finance experience and has been with Actions Semiconductor since 2007.  Previously, he spent seven years in multiple management positions, most recently as Senior Manager (Leader of the Process Assurance and Improvement Solution), at PricewaterhouseCoopers in Taipei.  Mr. Liu graduated with a Master of Business Administration from National Taiwan University.  Mr. Liu holds a bachelor’s degree in Accounting from Fu-Jin Catholic University in Taiwan.  He is a Certified Public Accountant (CPA) and a Qualified Internal Auditor (QIA) of Taiwan, and a Certified Internal Auditor (CIA)

“We wish to thank Patricia for her contributions during her nearly five years at Actions Semiconductor.  As CFO she built a strong finance team and also implemented a number of industry best-practices in financial reporting and corporate governance.  Additionally, Patricia managed the company’s cash prudently and improved its yield significantly.  We wish her the very best in her new endeavors," stated Niccolo Chen, CEO of Actions Semiconductor.

“I am confident that Nigel, with his tenure with Actions Semiconductor, experience, and understanding of our business, will ensure a smooth transition.  He brings valuable compliance and audit experience.  Nigel will continue to maintain the company’s commitment to the highest levels of transparency and corporate governance,” concluded Mr. Chen.

About Actions Semiconductor
Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor’s belief that it is positioned to capture some upside from these trends, and Actions Semiconductor’s future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen                                                      Edward Chen
The Blueshirt Group                                               Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com                                        edward@actions-semi.com
+1 415 217 4967                                                    +86-756-3392353*1110